Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

February 6, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:

Jeffrey Riedler, Assistant Director

Jennifer Riegel

Re: Viscorp, Inc.

       Information Statement Pursuant to Section 14C of the Exchange Act

       Filed January 22, 2008

       File No. 0-52236

Dear Mr. Riedler and Ms. Riegel:

This letter is provided in response to your letter dated February 6, 2008, regarding the above-referenced information statement pursuant to Section 14C of the Exchange Act, for our client, Viscorp, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Viscorp, Inc. and not our law firm.

1.

We note your response to prior comment 3.  It appears that you have not provided all the information required by Item 14 of Schedule 14A relating to the share exchange with Raygere Limited.  Please revise to include all the information required by Item 14.  In addition, please be aware that some of this information must be provided directly in the information statement and can not be incorporated by reference.  See paragraph (e) of Item 14 regarding the company’s ability to incorporate by reference this information.

Response:

Item 14 of Schedule 14A requires disclosure of information pertaining to a transaction, if “action is to be taken with respect to…a merger…or an acquisition of any other going business….”  The actions to be taken pursuant to the information statement at issue are: (i) changing the corporate name and (ii) authorizing a class of preferred stock, whose terms shall later be designated by the board.  Although the Company did complete a share exchange, pursuant to which it acquired Raygere Limited – an ongoing business, simultaneously with the financing that provoked the creation of a class of preferred stock, the funds raised in the financing were not used to finance the share exchange.  See, SEC Telephone Interpretation, March 1999 Supplement, Interpretation 9S. Schedule 14A, Note A.

The Company seeks to authorize a class of preferred stock because of the advantages such stock provides to potential investors.  The portion of the authorized class that the Company is currently required to designate as Series A Preferred Stock pursuant to the financings it completed on January 16, 2008 and January 25, 2008 (the “Financings”), are going to be issued to the investors of such financings; neither those shares nor any of the shares of the authorized class of preferred stock were or will be used to acquire Raygere Limited.  The share exchange was not dependent upon the Company issuing shares of preferred stock; for purposes of the share exchange, the Company could have issued any type of security that the investors of the Financings ultimately negotiated and found acceptable.  As the final terms of the Financings included the issuance of preferred stock, the Company was required to authorize such a class and later designate a portion of such class as Series A Preferred Stock.

According to the analysis above, the Company believes that the current disclosure in the amended Schedule 14C that it filed on February 5, 2008 is adequate.  Although the Schedule 14C pertains to the authorization of additional securities, such securities were not and are not to be used to acquire Raygere Limited.  Therefore, the Company does not believe that the authorization of a class of preferred stock “involves” the share exchange in the manner intended by Note A to Schedule 14A to require additional information regarding the share exchange in the 14C.

We, on behalf of the Company hereby acknowledge that

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang, CEO

      Viscorp, Inc.